FILED BY BLACKROCK TCP CAPITAL CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK TCP CAPITAL CORP.
 FILE NO. OF RELATED REGISTRATION STATEMENT: 814-00899

On February 29, 2024, BlackRock TCP Capital Corp. (“TCPC”) held a conference call to discuss TCPC’s financial results for the quarter ended December 31, 2023. The conference call contained information regarding TCPC’s proposed merger with BlackRock Capital Investment Corporation (“BCIC”). The following is a transcript of TCPC’s February 29, 2024 conference call.

CORPORATE SPEAKERS:

Kathleen McGlynn
BlackRock TCP Capital Corp; Director, Investor Relations
Rajneesh Vig
BlackRock TCP Capital Corp; Chairman and Chief Executive Officer
Philip Tseng
BlackRock TCP Capital Corp; President and Chief Operating Officer
Erik Cuellar
BlackRock TCP Capital Corp; Chief Financial Officer

PARTICIPANTS:

Christopher Nolan
Ladenburg Thalmann; Analyst
Paul Johnson
KBW; Analyst
Robert Dodd
Raymond James; Analyst

PRESENTATION:

Operator^  Ladies and gentlemen. good afternoon. Welcome everyone, to BlackRock TCP Capital Corp's fourth quarter and Full Year 2023 Earnings Conference Call. Today's conference call is being recorded for replay purposes. (Operator Instructions) And now I would like to turn the call over to Katie McGlynn, Director of the BlackRock TCP Capital Corp. Investor Relations team. Katie, please proceed.

Kathleen McGlynn^  Thank you, Emily. Before we begin, I'll note that this conference call may contain forward-looking statements based on the estimates and assumptions of management at the time of such statements and are not guarantees of future performance.

Forward-looking statements involve risks and uncertainties, and actual results could differ materially from those projected. Any forward-looking statements made on this call are made as of today and are subject to change without notice.

Additionally, certain information discussed and presented may have been derived from third-party sources and has not been independently verified. Accordingly, we make no representation or warranty with respect to such information.

Earlier today we issued our earnings release for the fourth quarter and full year ended December 31, 2023.

We also posted a supplemental earnings presentation to our website at www.tcpcapital.com. To view the slide presentation, which we will refer to on today's call, please click on the Investor Relations link and select Events and Presentations.

These documents should be reviewed in conjunction with the company's Form 10-K, which was filed with the SEC earlier today. I will now turn the call over to our Chairman and CEO, Raj Vig.

Rajneesh Vig^  Thanks, Katie.

Thank you, all for joining us for TCPC's fourth quarter and year end 2023 earnings call. I will begin the call with an overview of our fourth quarter and full year results and then provide an update on our proposed merger with our affiliate BDC BlackRock Capital Investment Corporation or BCIC.

Phil Tseng, our President and Chief Operating Officer, will then review the investment environment and our portfolio activity. Erik Cuellar, our Chief Financial Officer, will review our financial results as well as our capital and liquidity in further detail. Finally, I will wrap up with a few comments on the outlook and opportunities we see ahead before taking your questions.

Let's begin with a review of highlights of our fourth quarter and full year results. I am pleased to report that for the full year 2023, TCPC delivered net investment income of $1.84 per share, an increase of 20% over 2022.

Our annualized net investment income return on equity for the year was 14.5%.

Given our predominantly floating rate portfolio and higher proportion of fixed rate liabilities, our net investment income for the period benefited from strong credit performance, higher base rates and marginally wider spreads. Net investment income for the fourth quarter was $0.44 per share, and our run rate NII at the end of the quarter again remained among the highest in TCPC's history as a public company.

During the fourth quarter, our NAV declined 6.4%, reflecting in part the special dividend of $0.25 we paid on December 31 in addition to our regular dividend. Excluding this special dividend, NAV declined 4.5%, primarily due to net unrealized losses on three portfolio companies: Edmentum, Thras.io and Securus.

We will discuss each of these companies in more detail, but I would like to emphasize that the write-downs in the fourth quarter are mostly the result of unique circumstances impacting the aforementioned portfolio companies, and in the case of Thras.io, the subsector in which it operates, versus any indication of broader credit or macroeconomic-related challenges to our portfolio.

Despite concerns in the market about how higher interest rates and the recession might be pressuring middle-market borrowers, we believe that, in general, our portfolio companies are successfully navigating the current environment given the proven resiliency of the sectors and companies we focus on. In fact, as of the most recent quarter, the majority of our portfolio companies continue to report revenue and margin growth in their businesses.

Now turning back to the three primary contributors to net unrealized losses in the quarter. I'll begin with Edmentum, which has been a long-term beneficiary of the shift to online learning, which accelerated during Covid but is now experiencing a reversion to a more normalized but still positive demand environment.

As a reminder our current investment in Edmentum is a residual equity position after receiving full repayment of our original debt investment.

While we remain confident in the prospects for this well-positioned business, given overall positive secular trends, we reversed a portion of the unrealized gains we had previously recognized on our investment to reflect current demand and performance expectations. Second is Thras.io, an Amazon aggregator that, along with much of the sector, had initially been impacted by Covid-related supply chain issues and then by slowing growth in online consumer spending.

The combination has generally left the industry participants, including Thras.io, with temporary excess inventories and many with over-leveraged balance sheets relative to their current operations.

While we placed this loan on nonaccrual during the beginning of the most recent quarter, we have actually been working closely for some time now with the management team and other lenders to improve liquidity and position the company for long-term success.

As of yesterday this involved the company formally filed for bankruptcy to accelerate the achievement of a number of these objectives as well as to incorporate a protected lender-led financing. I'd like to highlight that our team began reviewing and ultimately investing in the aggregator space relatively early, and we believe we have selected the ultimate winners in this growing space. Generally, these will be scaled players that have management teams with the experience, funding and ability to navigate these temporary industry challenges.

Third is Securus, a traded long that has faced mark-to-market volatility over the last several quarters, reflecting broad market conditions as well as some company-specific issues.

While 2023 performance has tracked ahead of prior years, Securus has faced liquidity tightness due to an elevated cost structure and CapEx requirements as part of a large 2022 product tablet rollout and upcoming debt maturities.

We are in active discussions with key stakeholders regarding next steps and the path forward.

As a reminder our team has unique expertise and a proven track record of success working through challenging credits such as these.

We are leveraging this expertise and proactively working with the management teams, owners and lenders of these businesses to drive performance improvements at the companies and ultimately a positive outcome for our investments.

Importantly, outside of these idiosyncratic situations, the credit quality of our portfolio remains solid. Now turning to our dividend.

Today our Board of Directors declared a first quarter dividend of $0.34 per share, which is consistent with our fourth quarter regular dividend. This first quarter dividend is payable on March 29 to shareholders of record of March 14.

We have always taken a disciplined approach to the dividend with an emphasis on stability and strong coverage from our recurring net investment income.

Throughout TCPC's history, we have consistently covered our dividends with recurring NII and have also paid several special dividends, including in recent quarters.

Before handing it over to Phil, I'd also like to give a quick update on the proposed merger of TCPC with BCIC.

As we approach the shareholder vote, we look forward to closing the transaction as promptly as possible at the successful vote of each BDC.

We remain excited about the potential of the transaction, which would bring together two very similar portfolios that we know well with substantial overlap at which we expect to create meaningful value for all shareholders.

We hope that any of our shareholders who have not yet voted on the transaction will vote today or in the near future. Now I will turn it over to Phil to discuss our investment activity and portfolio.

Philip Tseng^  Thanks, Raj. I'll start with a few comments on the investment environment before providing an update on the portfolio and highlights from our investment activity during the fourth quarter. Starting with the investment environment.

While economic uncertainty resulted in a slowdown in private credit transactions in the first half of 2023, we saw a modest pickup in the fourth quarter. This was driven by pockets of activity in both sponsor and nonsponsor opportunities, refinancing and follow-on financing to support the existing portfolio companies.

Over the past nine months or so, we've seen an increased bifurcation within the direct lending market. Many have observed more borrower-friendly trends such as tightening pricing and covenant-light deal structures. These are especially prevalent in the upper middle market, given the robust return of banks.

However the core middle market where we focus has been less impacted by this trend, but we continue to leverage our industry expertise to opportunistically source and invest in bespoke deals that present attractive risk reward opportunities.

We remain disciplined and continue to pass on a substantial number of less attractive opportunities, particularly when we believe that pricing does not prudently reflect the corresponding risk or terms don't provide adequate lender protections.

In the fourth quarter of 2023, we invested $40 million primarily in senior secured loans. Deployment in the quarter included loans of five new and one existing portfolio company.

Consistent with our strategy, our emphasis remains on companies with established business models and proven core customer bases that make them more resilient. In reviewing new opportunities, we emphasized transactions where we are positioned as the lender of influence. That is, where we have a direct relationship with the borrower and the ability to leverage our more than two decades of experience in negotiating deal terms and conditions that we believe provide meaningful downside protection.

We believe this has been a key driver of the low realized loss rates we've experienced over our history.Our industry specialization continues to be an advantage, as it provides two key benefits for us in this environment.

First, it enhances our ability to assess and effectively mitigate risk in our underwriting when we negotiate terms in credit (documentation).

Two, it expands our deal sourcing capabilities with sponsors and nonsponsors who value that industry expertise, which lends itself to more reliable execution in their eyes. Follow-on investments in existing holdings continue to be an important source of our opportunity.

About half of the dollars we deployed over the last 12 months were with existing portfolio companies.

Our largest new investment during the fourth quarter was $25 million senior secured first lien term loan we led to support the acquisition of Mesquite Gaming. Mesquite owns and operates two of the three casinos and hotels in the Mesquite, Nevada market: the Casablanca Resort and the Virgin River Hotel and Casino.

We view Mesquite as an attractive investment opportunity as the company stands to benefit from strong ongoing customer demand, given its position in a growing market as well as favorable competitive dynamics and high barriers to entry. New investments in the fourth quarter were offset by dispositions and payoffs of $42 million.

As part of our ongoing portfolio management, we closely monitor and directly engage with our existing portfolio companies, proactively assessing both current and projected performance relative to our original underwriting assumptions.

In the limited situations where performance is below our expectations, we are engaged with the management teams and owners to proactively drive performance improvement and ensure our capital remains well protected. Managing situations where our capital made at risk is a key priority for us, and we believe our 20-plus years of experience in managing portfolios through the cycles will lead to improved outcomes.

The majority of our portfolio companies are successfully navigating the higher rate environment, the lingering inflation and the general uncertainty in this economy, and continue to deliver revenue growth and margin expansion. This reflects the durability of companies in the middle market as well as our ability to take in the right industry and the right companies.

Now turning to our portfolio. At quarter end, our portfolio had a fair market value of approximately $1.6 billion. 89% of our investments were senior secured debt spread across a wide range of industries, providing portfolio diversity and minimizing concentration risk.

We also continue to emphasize companies in less cyclical industries. At quarter end, the portfolio consisted of investments in 142 companies, and our average portfolio company investment was $11 million.

As the chart on Slide seven of the presentation illustrates, our recurring income is distributed broadly across our portfolio, is not reliant on any one company. In fact, more than 90% of our portfolio companies each contribute less than 2% to our recurring income. 83% of our debt investments are first lien, providing significant downtime protection, and 96% of our debt investments are floating rate.

The overall effective yield on our debt portfolio increased to 14.1% from 12.7% at the end of 2022, reflecting the benefit of both higher base rates and wider spread on new investments. Investments in new portfolio companies during the quarter had a weighted average effective yield of 13.4%, exceeding the 12.5% weighted average effective yield on exited positions.

Post quarter end, we've seen a pickup in activity driven by pent-up demand as borrowers and privately sponsored adjust to the current rate environment.

Our pipeline is growing and the projected yields in our pipeline are generally in line with our current portfolio. To date, we have had no prepayment income in the first quarter.

We continue to invest selectively, maintaining our underwriting discipline while being mindful of the ongoing macroeconomic uncertainty.

We emphasize companies that provided necessary to service or product to their customers such that they are more resilient across cycles.

It's also important to note that we do not underwrite to perfection. Instead, we seek to build in sufficient buffers to ensure companies can withstand changes in the macro environment without impairing their ability to service our loan. Looking forward, we believe we are well positioned to continue to deliver attractive returns, given that our team has one of the longest track records in direct lending in any of the publicly traded BDC.

While we do not have an explicit forward view on rates, we do believe we will be in a slower growth and elevated rate environment for the foreseeable future and could see a range of macroeconomic scenarios. In periods like these, our experience combined with our deep industry knowledge provide us an advantage that has resulted in strong results through various cycles. Now let me turn it over to Erik to walk through our financial results as well as our capital and liquidity positioning.

Erik Cuellar^  Thank you, Phil.

As Raj noted, our net investment income in the fourth quarter benefited from the increase in base rates over the last 18 months as well as wider spreads on new investments. Net investment income of $0.44 was up 10% versus the fourth quarter of 2022.

On an annual basis, net investment income was $1.84 per share, an increase of approximately 20% over 2022.

Today we declared a first quarter dividend of $0.34 per share.

We remain committed to paying a sustainable dividend that is fully covered by our net investment income regardless of the interest rate environment as we have done consistently over the last 12 years.

Investment income for the fourth quarter was $0.88 per share. This included recurring cash interest of $0.76, recurring discount and fee amortization of $0.03 and PIK income of $0.06. PIK income remains in line with the average over our history. Investment income also included $0.02 per share of dividend income.

Operating expenses for the fourth quarter were $0.35 per share and included $0.20 of interest and other debt expenses. Incentive fees in the quarter totaled $5.3 million or $0.09 per share. Net realized losses for the quarter were $16,000 or less than $0.01 per share. Net unrealized losses in the fourth quarter totaled $38 million or $0.66 per share, primarily reflecting unrealized markdowns on three investments, which Raj discussed earlier. The net decrease in net assets for the quarter was $13.3 million or $0.23 per share.

As Raj noted, the credit quality of our overall portfolio remains strong.

As of December 31, we had four portfolio companies on nonaccrual, representing 2.0% of the portfolio at fair value and 3.7% at cost. Turning to our liquidity.

Our balance sheet positioning remains solid, and our total liquidity increased to $349 million at the end of the quarter relative to our total investments of $1.6 billion. This included available leverage of $247 million and cash of $112 million.

Unfunded loan commitments to portfolio companies at year-end equals 4% of total investments or approximately $55 million, of which only $35 million were revolver commitments.

Our diverse and flexible leverage program includes two low-cost credit facilities, two unsecured note issuances and an SBA program.

Our unsecured debt continues to be investment-grade rated by both Fitch and Moody's. Given the modest size of each of our debt issuances, we are not overly reliant on any single source of financing and our debt maturities remain well laddered. Additionally, we are comfortable with our current mix of secured and unsecured financing and do not have any immediate financing needs.

Combined, the weighted average interest rate on our outstanding borrowings modestly increased during the quarter to 4.29%. That is also up only 138 basis points since March of 2022, while base rates have increased more than 500 basis points during this period. This is the result of having over 73% of our borrowings from fixed rate sources. Now I'll turn the call back over to Raj.

Rajneesh Vig^  Thanks, Erik. Reflecting on our historical performance since we took TCPC public in 2012, we've delivered a 10.1% annualized return on invested assets and an annualized cash return of 9.7%.

We are very proud of these results, which include performance during periods when base rates were substantially lower than they are today.

We believe this performance remains at the high end of our peer group and speaks to our ability to consistently identify attractive middle market opportunities, have premium yields and to deliver exceptional returns to our shareholders across market and economic cycles. Looking ahead, we see significant opportunity to continue to build upon our track record of success.

Traditional lenders continue to retreat from lending to the middle market. At the same time, more borrowers view private credit as an attractive and stable source of long-term capital. Middle-market borrowers are increasingly turning to private credit for their financing needs, given certainty of execution, flexibility and close partnerships that can provide value beyond what bank financing has historically offered.

As a pioneer in direct lending, we believe TCPC is uniquely positioned to benefit from growing demand for private credit. Additionally, we are excited about our combination with BCIC and the opportunity we see ahead to deliver solutions to our borrowers and to structure transactions that deliver attractive returns to our shareholders.

With that, Operator, please open the call for questions.

Operator^  (Operator Instructions) Our first question today comes from Christopher Nolan with Ladenburg Thalmann.

Christopher Nolan^  I guess turning on to new investments in the quarter. Was most of these investments for sponsors who are investing in new companies or just support a sponsor's existing portfolio company?

Philip Tseng^  Yes. Thanks, Chris. This is Phil. It's both. It's about, I'd say close to about half and half.

We did support some new platforms. I mentioned (it) in the prepared remarks, the (inaudible), but there are a number of add-ons to existing portfolio companies.

Christopher Nolan^  Okay.

Then are you seeing a decrease in dividend income from portfolio companies in general?

Rajneesh Vig^  Sorry. Do you mean in terms of our NII, Chris?

Christopher Nolan^  Yes. The dividend income that you guys would receive from a portfolio company. Are you seeing that decrease?

Rajneesh Vig^  No. We've seen it go the other direction. We've had -- if I'm understanding the question correctly, keep in mind, our spreads are fixed and the base rate is the reference rate that generally through '23 has been quite positive. I think we -- we've seen obviously enough to give results that drive a couple of specials on top of a couple of dividend increases.

I think the only company I can -- or not even company, but investment that I can highlight that has had a little bit of a different experience has been our JV at 36th Street, in part because unlike the rest of our portfolio, they are doing fixed rate leases with some duration that I think have been higher on average on a return on asset level, but also have the ability to get some quite good advance rate at the JV level.

But I wouldn't call it material.

Obviously that's the one area I'd carve out.

But other than that, as the results highlight, there's been quite positive dividend -- sustained dividend improvements, increases, and I think we've really tried our best to send that out to shareholders in a responsible manner.

Christopher Nolan^  All right. I'll follow that off-line. Last question. The 2024 notes, how are you guys thinking about refinancing that?

Given your comment's higher for longer, is your inclination to finance that with bank borrowings or to do another fixed rate issue?

Erik Cuellar^  Thanks, Chris. I'll take that question. We're definitely keeping a close eye on the market. We're very happy with the way the market has opened up for the BDC sector, and we like what we're seeing.

We also are happy that we have flexibility in our credit facilities.

But certainly, we're going to be looking to address that need in the next couple of quarters.

Operator^  (Operator Instructions) Our next question comes from Paul Johnson with KBW.

Paul Johnson^  On the new nonaccrual, Thras.io, I know that's a nonaccrual. It's been in couple of other BDC's portfolios.

But I'm just wondering if you can kind of give some color as to kind of the storyline there maybe?

Then how much approximately would you say -- you said -- you mentioned that you've had other winners in that space. Now how much of your portfolio are these e-retailer or ecommerce roll up companies?

Rajneesh Vig^  Yes. Thanks for the question. I'll try to -- several questions, I'll try to parse those and answer them. Just to remind everyone, the exposure of Thras.io in the portfolio is approximately 1%.

So by no means material, but every company is important.

We'll come back to you on the broader exposure, but it won't be significantly more than that. The history here is I think maybe not that different in other areas of high growth. You have seen an industry or some industry, I would say emerge from a dramatic movement to online spending and I would call the Amazonization of the world where people have moved from buying things in stores to online with significant spend and the ability to support several layers of scale with a dramatically exciting long-term equity opportunity.

As in other areas of fast growth, the companies -- I think the valuations got a little bit ahead of the companies.

Then you had a serious incident coming into Covid, where supply chains were -- and supplies were a little constrained due to Covid, then ordered in a little bit of excess to provide for buffer for anticipated spend, and then spend being a little bit compressed because of recessionary issues.

So the way I would describe it is good businesses but stretched balance sheets as a result. And -- but effect of that will absolutely support several companies and leaders of scale and long-term winners. I think my comment of our exposure here, as we do in every other industry, we spend a lot of time thinking about industry dynamics and ultimately, the types of players you wanted to finance.

And I would call the current period a little bit of indigestion stemming from those issues.

But indigestion in the context of the long-term set of successful businesses that can exist here that may have needed a little bit of a push, in some cases lender-led, to fix the balance sheet, provide some financing or consolidation, which is -- or both, which is happening.

And I think we're fortunate we're in a position of being able to do that with both knowledge and the skill set that we have many prior examples of in this portfolio and others that we manage.

So I'll pause there. The aggregate across the sector is closer to 7%, but in Thras.io's case, just to reiterate, it's 1%.

Paul Johnson^  Got you. That's 7%, you said, for sort of that retail roll-up strategy?

Rajneesh Vig^  Across the participants in that sector.

There are other -- by no means is this the only activity around addressing those issues. I think some other specifics will be released and other companies in the next -- maybe this week, earlier this week. Stay tuned.

Paul Johnson^  Got it.

Okay. That is very good color.

Then if you kind of take out Edmentum, Thras.io, Securus (inaudible) decline. When you take those three out, what were the marks on the rest of the portfolio?

Was it stable?

Was there any sort of broad markdown elsewhere in the portfolio?

Or any comments there would be helpful.

Rajneesh Vig^  Yes. I would say I would characterize it as generally stable. There are a lot of companies that have movement. I don't want to put any numbers without it being accurate.

But I think you can see from the general performance that it's pretty stable.

And to put the NAV movement in context, 75% of it is tied to these three businesses.

Some of it is tied to the dividends going out the door and then the remainder (inaudible) is pretty de minimis, tied to a very stable well-performing portfolio.

Paul Johnson^  Then last question just on the pipeline, bigger picture, (inaudible) activity picking up, but curious on your thoughts where the pipeline sort of stands today versus maybe six months ago. Is it high-quality deals?

Or is the market still sort of looking on this return of the M&A market?

Philip Tseng^  Yes. It's a good question, Paul.

So I would say that the pipeline is seeing a pick up and we started seeing a pickup in activity last quarter in Q4 of last year.

I would say that the pickup continues to be gradual rather than a step function higher.

So I think that there is still more to come in terms of buyers and sellers willing to transact, more refinancing activity and so on.

I think we're still early days on that resurgence.

But I'd say based on what we're hearing and talking to the market participants, both intermediaries, business owners, sponsors and so on, we do expect that activity to be meaningfully higher this year than last year.

Whether that's more weighted towards the back half, it's still TBD, but we're hopeful.

Operator^  Our next question comes from Robert Dodd with Raymond James.

Robert Dodd^  Going back to Paul's question on Thras.io. From your comments, they filed bankruptcy, lender-led financing, can we presume that there will be incremental capital deployed to Thras.io maybe Q1, Q2, but in kind of the first half of the year, that there will be additional financial support provided to that business to work it through?

Rajneesh Vig^  Correct. And just to be specific, look, when we go through these things, these types of challenged credits, you have a -- I guess I'll add some more color. You have an array of tools to facilitate a fix.

When it's a good business with a challenged balance sheet and a good sector, I would say that's something that's workable, and then you just decide what is the best way within which to facilitate the changes or the fundings that you're providing to the lender. In the case of a bankruptcy, a lender-led bankruptcy, I should say that is -- provides benefits that you want to offset to what is should do to the company, if anything.

And here, the benefits of this process were felt to outweigh any challenges of the bankruptcy, and I would call it one that can be done very efficiently, including protecting the nature and the terms of financing provided, particularly because there were other discussions being had around this and given interest in the company and the sector, and this was held to be something that I think we will net-net benefit from.

But to answer your question succinctly, yes, there will be additional funding support as the bankruptcy filing will highlight, which is a public document now.

Robert Dodd^  Got it. Got it.

I mean Perch, I believe, is another one of the (inaudible) noncore now as the fair value deteriorated over a few quarters. Is it looking likely to be following the same kind of path to Thras.io?

Or is that one being handled differently by you and the sponsor?

Rajneesh Vig^  Yes and no. I wish I could be specific, but I can probably be specific in another year.

So the answer is many of these will need to just think about scaling and consolidating and addressing balance sheet issues that are a result of some macro issues.

So I think ultimately, all of them will have -- will look at and maybe utilize a set of these tools, whether it's funding, clean up balance sheets and maybe even consolidating.

I would include Perch in that context.

I think stay tuned for something or for clarity around those comments.

But the answer is essentially yes.

Operator^  (Operator Instructions) We have no further questions registered.

So I will hand back to the management team for any closing comments.

Rajneesh Vig^  Thank you.

We appreciate your participation on today's call. I would like to thank our team for all their hard work and dedication, and our shareholders and capital partners for their confidence and continued support. Thanks for joining us. This concludes today's call.

Operator^  Thank you, everyone, for joining us today. This concludes our call.

You may now disconnect your line.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of BlackRock Capital Investment Corporation (“BCIC”) or BlackRock TCP Capital Corp. (“TCPC”) or the merger of BCIC with and into a wholly owned, indirect subsidiary of TCPC (the “Merger”). The forward-looking statements may include statements as to: future operating results of BCIC and TCPC and distribution projections; business prospects of BCIC and TCPC and the prospects of their portfolio companies; and the impact of the investments that BCIC and TCPC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BCIC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings, including TCPC’s registration statement on Form N-14, as amended, which includes a proxy statement/prospectus (as amended, the “Registration Statement”), which was declared effective by the Securities Exchange Commission (the “SEC”) on November 16, 2023, TCPC’s prospectus, which was filed by TCPC with the SEC on January 11, 2024 (the “Prospectus”), and BCIC’s definitive proxy statement, which was filed by BCIC with the SEC on January 11, 2024 (the “Proxy Statement”, and, together with the Prospectus, the “Proxy Statement/Prospectus”). BCIC and TCPC have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCIC and TCPC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCIC and TCPC in the future may file with the Securities and Exchange Commission (“SEC”), including the annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.

Additional Information and Where to Find It

This communication relates to the Merger, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”).  In connection with the Merger, each of BCIC and TCPC have filed certain materials with the SEC, including, among other materials, the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on November 16, 2023, and the Proxy Statement/Prospectus was first mailed to TCPC and BCIC stockholders on or around January 15, 2024 to seek approval of the Merger. The Registration Statement and the Proxy Statement/Prospectus each contain important information about BCIC, TCPC, the Merger and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.

Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com, and, for documents filed by TCPC, from TCPC’s website at http://www.tcpcapital.com.

Participants in the Solicitation

BCIC and TCPC and their respective directors, certain of their respective executive officers and certain other members of management and employees and officers of BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, as applicable, and their respective affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of BCIC and TCPC in connection with the Proposals and the Merger. Information about the directors and executive officers of BCIC and TCPC is set forth in the Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCIC and TCPC stockholders in connection with the Merger is contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

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